

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Barbara Guiterrez
Chief Financial Officer
InnovAge Holding Corp.
8950 E. Lowry Boulevard
Denver, Colorado 80230

      Re: InnovAge Holding Corp.
          Registration Statement on Form S-1
          Filed February 8, 2021
          File No. 333-252853

Dear Ms. Guiterrez:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 8, 2021

Management's discussion and analysis of financial condition and results of operations
Execute tuck-in acquisitions, page 82

1.   We note the presentation of CAGR data. To the extent you include CAGR data, please also include the annual amounts in order to provide context regarding year-over-year volatility and other trends that a compound rate would not identify.

Lifetime value to customer acquisition cost ratio, page 85

2.   Please tell us whether you considered other metrics that might more directly relate to the efficiency of your sales and marketing spend (e.g., "the total cost of enrollments divided by total participant enrollments" and "the average number of months a participant is enrolled"). Revise your disclosure to explain how you calculated the amounts used in the

ratio. In addition, tell us whether this ratio is a non-GAAP measure and disclose why you only present this ratio for fiscal 2020.

Financial Statements
Note 17. Segment Reporting, page F-50

3.   We note the wide range of census CAGR post-acquisition and revenue CAGR post-acquisition for acquired organizations shown on page 82. Likewise, we note from page 81 that your Loveland and San Bernardino centers achieved compound annual census growth rates of 54% and 50% and center-level contribution margins of 37% and 33%, whereas company-wide center level contribution margins for 2019 and 2020 were 23.8% and 24.9% and the census growth rate for 2020 was 8.5%. In this regard, please provide us the analysis of economic characteristics used to support aggregation of the three geographic divisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert M. Hayward, P.C.